Exhibit 3.1

CERTIFICATE OF AMENDMENT
TO
RESTATED CERTIFICATE OF INCORPORATION
OF
CHESAPEAKE ENERGY CORPORATION

TO THE SECRETARY OF STATE OF THE STATE OF OKLAHOMA:

Chesapeake Energy Corporation (the “Corporation”), a corporation organized and existing under and by virtue of the Oklahoma General Corporation Act (the “Act”), for the purpose of amending its restated certificate of incorporation, does hereby submit the following:

A.	The name of the Corporation is Chesapeake Energy Corporation. The name under which the Corporation was originally incorporated was Chesapeake Oklahoma Corporation.

B.
The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of Oklahoma on November 19, 1996, and the Restated Certificate of Incorporation of the Corporation was filed with the Secretary of State of Oklahoma on February 26, 2019 (as amended from time to time, the “Certificate of Incorporation”).

C.
The amendment to the Certificate of Incorporation set forth in paragraph D below (the “Amendment”) was duly adopted in accordance with the provisions of Section 1077 of the Act. On March 9, 2020, the Board of Directors of the Corporation duly adopted resolutions setting forth the Amendment, declaring the Amendment’s advisability, and directing that the Amendment be considered at a special meeting of the Corporation’s shareholders. The special meeting of shareholders was called and held upon written notice given to the shareholders of the Corporation in accordance with the provisions of Section 1067 of the Act. At the special meeting of the shareholders held on April 13, 2020, at least a majority of the outstanding capital stock of the Corporation entitled to vote thereon voted in favor of the Amendment.

D.	The Certificate of Incorporation is hereby amended as follows:

Article IV of the Certificate of Incorporation shall be amended and restated to insert the following paragraph immediately following the caption “Capital Stock”:

Effective as of the effective time of 5:00 p.m., Central Time, on April 14, 2020 (the “Effective Time”), each two hundred (200) shares of the Corporation’s Common Stock, par value $0.01 per share, issued and outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the Corporation or the respective holders thereof, be combined into one (1) share of Common Stock without increasing or decreasing the par value of each share of Common Stock (the “Reverse Split”); provided, however, no fractional shares of Common Stock shall be issued as a result of the Reverse Split and, in lieu thereof, upon receipt after the Effective Time by the exchange agent selected by the Corporation of a properly completed and duly executed transmittal letter and, where shares are held in certificated form, the surrender of the stock certificate(s) formerly representing shares of pre-Reverse Split Common Stock, any stockholder who would otherwise be entitled to a fractional share of post-Reverse Split Common Stock as a result of the Reverse Split, following the Effective Time (after taking into account all fractional shares of post-Reverse Split Common Stock otherwise issuable to such stockholder), shall be entitled to receive a cash payment (without interest) equal to the fractional share of post-Reverse Split Common Stock to which such stockholder would otherwise be entitled multiplied by the average of the closing sales prices of a share of the Corporation’s Common Stock (as adjusted to give effect to the Reverse Split) during regular trading hours for the five (5) consecutive trading days immediately preceding the date this Certificate of Amendment is filed with the Secretary of State of the State of Oklahoma. Each stock certificate that, immediately prior to the Effective Time, represented shares of pre-Reverse Split Common Stock shall, from and after the Effective Time, automatically and without any action on the part of the Corporation or the respective holders thereof, represent that number of whole shares of post-Reverse Split Common Stock into which the shares of pre-Reverse Split Common Stock represented by such certificate shall have been combined (as well as the right to receive cash in lieu of any fractional shares of post-Reverse Split Common Stock as set forth above; provided, however, that each holder of record of a certificate that represented shares of pre-Reverse Split Common Stock shall receive, upon surrender of such certificate, a new certificate representing the number of whole shares of post-Reverse Split Common Stock into which the shares of pre-Reverse Split Common Stock represented by such certificate shall have been combined pursuant to the Reverse Split, as well as any cash in lieu of fractional shares of post-Reverse Split Common Stock to which such holder may be entitled as set forth above. The Reverse Split shall be effected on a record holder-by-record holder basis, such that any fractional shares of post-Reverse Split Common Stock resulting from the Reverse Split and held by a single record holder shall be aggregated.

The following sentence in Article IV of the Certificate of Incorporation shall be amended and restated to read as follows:

The total number of shares of capital stock which the Corporation shall have authority to issue is Forty-Two Million, Five Hundred Thousand (42,500,000) shares consisting of Twenty Million (20,000,000) shares of Preferred Stock, par value $0.01 per share, and Twenty-Two Million, Five Hundred Thousand (22,500,000) shares of Common Stock, par value $0.01 per share.

E.	This Certificate of Amendment to the Certificate of Incorporation shall be effective as of 5:00 p.m., Central Time, on April 14, 2020.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to the Certificate of Incorporation to be signed by its Executive Vice President - General Counsel and Corporate Secretary and attested by its Assistant Corporate Secretary this 13th day of April, 2020.

CHESAPEAKE ENERGY CORPORATION, an Oklahoma corporation

By:	/s/ James R. Webb
James R. Webb
Executive Vice President - General Counsel and Corporate Secretary

ATTEST:

/s/ Anita L. Brodrick
Anita L. Brodrick
Assistant Corporate Secretary